FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        Further to its previous announcement on July 6, 2006, the Company announces today that it has entered into a share purchase agreement, effective as of September 12, 2006, with Fortissimo Capital Fund G.P., L.P. and other investors led by Fortissimo with respect to an investment in the Company, incorporating the terms of the binding Term Sheet signed by and among Fortissimo, the Company and certain existing shareholders of the Company (including its controlling shareholders and some of its directors and office holders) on July 6, 2006.

        Pursuant to the terms of agreement; Fortissimo will (i) invest $4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from certain existing shareholders of the Company for a consideration of $4,115,423. The acquisition transaction is priced at $7.50 per share. Subsequent to the closing of the transaction, Fortissimo will own approximately 23.5% of the Company and shall be entitled to nominate two (2) directors to the board of directors of the Company. The closing of the transaction is expected to occur within 60 days and is subject, among other things, to the approval of the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer